Exhibit 99.1

Brookfield Infrastructure Partners L.P.  Dear Prime Securityholder  On 23 August 2010, Prime announced a proposal to merge with Brookfield Infrastructure Partners L.P. (BIP1) to create a leading global infrastructure company. BIP is listed on the New York (NYSE: BIP) and Toronto (TSX: BIP.UN) stock exchanges and has a market capitalisation of approximately A$2.1 billion.  Enclosed with this letter are important documents concerning the proposed merger. They contain detailed information about Prime, Brookfield Infrastructure Partner's L.P., the transaction and its implications as well as information on what you may do in relation to the transaction.  This letter contains summary information about these matters to help you to understand the proposed transaction and to assist you to locate information in the enclosed documents. However, you should read the enclosed documents carefully before making any decision or taking any action in relation to the transaction.  What is the structure of the merger?  The merger is proposed to take place by way of a company scheme of arrangement and trust schemes (together, the Schemes). For the Schemes to proceed, it is necessary that sufficient Prime Securityholders vote in favour of them and that the Court approves them.  Where to find more information on this: the enclosed Scheme Booklet provides detailed information about Prime, BIP, Brookfield Infrastructure and the Schemes and how to vote in relation to them.  BIP is also making a takeover offer for Prime Securities, conditional upon the Schemes not proceeding (Takeover Offer). The Takeover Offer is to ensure that Prime Securityholders are able to obtain the same scrip consideration as is offered under the Schemes, regardless of the outcomes of the Schemes.   Where to find more information on this: the enclosed Bidder's Statement and Target's Statement (bound together in the same booklet) provide detailed information about the Takeover Offer and how to accept it.  What is the consideration being offered for Prime Securities?  • Scrip: Under the Schemes and the Takeover Offer, Eligible Prime Securityholders will receive 0.24 limited partnership units (BIP Interests) in BIP for each Prime Security held, representing a value of A$4.60 per Prime Security, based on security prices and exchange rates at the time of announcement.2   • Or cash (Schemes only): Eligible Prime Securityholders can elect to receive cash consideration through the Liquidity Facility instead of the first 4,000 BIP Interests to which they are entitled. Due to regulatory restrictions, the Liquidity Facility is not available under the Takeover Offer.   Under the Schemes and the Takeover Offer, certain foreign Prime Securityholders will receive cash through the Ineligible Foreign Securityholder Facility instead of BIP Interests.  Where to find more information on BIP and Brookfield Infrastructure: Scheme Booklet, Sections 2.5, 5 and 6; and Bidder's Statement, Section 1.  Where to find more information on the consideration under the transaction: Scheme Booklet, Sections 2.2, 3.7 and 8.9; Bidder's Statement, under "Overview of the Offer" and in Section 6.  What do the independent Prime Directors recommend?  The independent Prime Directors believe that a combination of Brookfield Infrastructure Partners L.P. and Prime offers Prime Securityholders an opportunity to invest in a stronger global group with increased access to capital due to the combined business' greater market capitalisation and sponsorship from Brookfield, including BILP's third party credit facility of US$500 million (recently increased from US$400 million) and Prime's new credit facility of the U.S. equivalent of A$300 million which Brookfield Infrastructure has agreed to provide to Prime. As a result, the combined business will have a better opportunity to exploit appropriate growth prospects.

The independent Prime Directors unanimously recommend that you:  • vote in favour of the Schemes at the Scheme Meetings to be held on Thursday, 4 November 2010 at 10.00am; and • accept the Takeover Offer before 5.00pm on Thursday, 25 November 2010,   in each case, in the absence of a Superior Proposal.   The independent Prime Directors also believe that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Takeover Offer and accordingly note that if you wish to support the proposed merger it is important that you vote in favour of the Schemes, even if you have accepted the Takeover Offer.  Where to find more information on this: Scheme Booklet, Sections 3.3, 3.4 and 3.5; and Target's Statement, Section 3.  What is the Independent Expert's opinion?  The independent Prime Directors commissioned Grant Samuel to prepare an Independent Expert's Report on whether the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders. The Independent Expert has concluded that the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal.   The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security and assessed the value for the New BIP Interests to be offered as Scheme Consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). The cash Scheme Consideration payable under the Liquidity Facility of US$4.085 per Prime Security has a value of A$4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359.  As the Scheme Consideration consists of New BIP Interests, or cash to be converted from US dollars to Australian dollars in the case of the Liquidity Facility and Ineligible Foreign Securityholder Facility, movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Scheme Consideration falling outside the Independent Expert's valuation range for Prime. For the reasons set out in the Independent Expert's Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Takeover Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders.  If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime's website at www.primeinfrastructure.com.  Where to find more information on this: the Independent Expert's Report is Annexure A to the Scheme Booklet.  Are the Schemes and Takeover Offer conditional?  Yes. The Schemes and the Takeover Offer are subject to conditions. You should note that the Takeover Offer is subject to the Schemes not proceeding (as well as other conditions) but is not subject to any minimum acceptance threshold.  Where to find more information on this: Scheme Booklet, Sections 3.8 and 9.3(a); Bidder's Statement, Appendix 2.  What documents are enclosed?  The following documents are enclosed:  • Scheme Booklet: contains detailed information about Prime, BIP, BILP, Brookfield Infrastructure, the Schemes (including details of the consideration and key dates), the implications of the Schemes and how to vote at the Scheme Meetings. It includes a Prospectus in relation to the BIP Interests offered under the Schemes. It also contains the Independent Expert's Report, an Investigating Accountant's Report and a letter from Prime's tax advisers regarding the taxation consequences of the Schemes, as well as the terms of the Schemes and notices of the Scheme Meetings and of Prime's Annual General Meeting.  • Proxy form: to be used in voting on the Schemes. Prime is holding its Annual General Meeting immediately after the Scheme Meetings and you can use the proxy form to vote at that meeting as well.  • Election form: to be used in electing your preferred Scheme consideration (if applicable).

• Takeover Offer Booklet: containing:  – Bidder's Statement: contains details of terms of the Takeover Offer (including details of the Takeover Offer consideration and key dates) and contains information about Prime, BIP, BILP, Brookfield Infrastructure and BIP Interests (or refers to such information in the Scheme Booklet and Target's Statement). It also contains an Investigating Accountant's Report.   – Target's Statement: contains details of the recommendation of Prime's independent Directors on the Takeover Offer and contains information about Prime, Brookfield Infrastructure and BIP Interests (or refers to such information in the Scheme Booklet and Bidder's Statement) and contains a letter from Prime's tax advisers regarding the taxation consequences of the Takeover Offer.  • Acceptance form: to be used if you want to accept the Takeover Offer.  What should you do? In relation to the Schemes: STEP 1: Read the Scheme Booklet in its entirety, including:  • the reasons why you should vote in favour of the Schemes set out in Section 3.4 of the Scheme Booklet;   • the reasons why you may consider voting against the Schemes set out in Section 3.5 of the Scheme Booklet;   • the description of the risks associated with approving the Schemes and investing in BIP Interests set out in Section 7 of the Scheme Booklet; and • the description of the governance structure of Brookfield Infrastructure and the rights attaching to BIP Interests set out in Sections 2.5 and 5.9 of the Scheme Booklet.  STEP 2: Vote on the Schemes (if you are not attending the Scheme Meetings, you can submit a proxy form. The deadline for receipt of proxy forms is 2.00pm on Tuesday, 2 November 2010).  STEP 3: Decide on your preferred Scheme consideration (if applicable) – the deadline for receipt of election forms is 7.00pm on Tuesday, 2 November 2010 (in respect of Prime Securityholders who appear in the Register at that time and who continue to appear in the Register on the Scheme Record Date).3  Where to find more information on this: Scheme Booklet, Section 1.  In relation to the Takeover Offer:  STEP 1: Read the Takeover Offer Booklet which contains the Bidder's Statement, and the Target's Statement (including the reasons why you should accept the Takeover Offer and reasons why you may consider not accepting the Takeover Offer set out in Section 1 of the Target's Statement) and the Independent Expert's Report.  STEP 2: If you wish to accept, submit your acceptance form in accordance with the instructions set out in the Takeover Offer Booklet and on the acceptance form.  Where to find more information on this: Bidder's Statement, under "How to accept the Offer".  Any questions?  If you have any questions, please contact the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). Alternatively, contact your financial, legal, taxation or other professional adviser.  On behalf of Brookfield Infrastructure and Prime, we would like to take this opportunity to thank you for your support.      Chief Executive Officer Chairman Sam Pollock Hon Dr David Hamill, AM Brookfield Infrastructure Group Corporation Prime Infrastructure Group Sam Pollock is also a Prime Director but signs this letter in his capacity as CEO of the Manager of Brookfield Infrastructure.  1. Unless otherwise defined, capitalised terms used in this letter have the meanings given to them in the Scheme Booklet.  2. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD.  3. The deadline Election Date in respect of Prime Securityholders who appear in the Register at the Scheme Record Date and did not appear in the Register at 7.00pm on Tuesday, 2 November 2010) is 7.00pm on Friday, 26 November 2010.

SCHEMES Before taking any action in relation to the Schemes, please read the Scheme Booklet in its entirety. To vote on the Company Scheme and the Trust Schemes: • complete the white proxy form and return it, in the enclosed business reply envelope, so that it is received by the Prime Registry by no later than 2.00pm on Tuesday, 2 November 2010. Alternatively, you can attend each Scheme Meeting in person or vote by attorney or corporate representative – see Section 1 of the Scheme Booklet for further details; and • you may elect to receive cash under the Liquidity Facility by completing and returning, in the enclosed business reply envelope, the white election form so that it is received by the Prime Registry by 7.00pm on Tuesday, 2 November 2010 (or 7.00pm on Friday, 26 November in respect of Prime Securityholders who did not appear in the Register at 7.00pm on Tuesday, 2 November 2010). TAKEOVER OFFER Before taking any action in relation to the Takeover, please read the Takeover Booklet (which contains the Bidder’s Statement and the Target’s Statement) in its entirety. To accept the Takeover Offer, complete and return, in the enclosed business reply envelope, the yellow acceptance form (if you hold your Prime Securities through CHESS) or the blue acceptance form (if you hold your Prime Securities through on an Issuer Sponsored Subregister) so that it is received by the Prime Registry by 7.00pm on 25 November 2010.